UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
December, 2002

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

        Yes ☐        No ☒

        (If"Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Luxembourg

20 December 2002

VANTICO GROUP SA
("Vantico" or the "Company")

Settlement with Ciba Specialty Chemicals

        Vantico A.G., the performance polymers manufacturer and a subsidiary of Vantico International S.A., today announces settlement of all contracts considered as onerous which were assumed from Ciba Specialty Chemicals, the former owner of the business. Under the terms of the agreement Ciba will pay to Vantico a net amount of approximately CHF25 million. These funds will be used to offset costs of these onerous contracts.

        The transaction agreement, under which Vantico purchased its performance polymers business from Ciba, provided for a sharing of the costs associated with these contracts. Receipt of the settlement funds is subject to certain conditions, and is therefore expected in January 2003.

        Helmut Strametz, Chief Executive of Vantico, said:

        "The Company is delighted that an acceptable level of compensation for the onerous contractual provisions has been agreed."

About Vantico

        Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

        Vantico employs approximately 2,750 people in over 30 countries. The company is incorporated in Luxembourg and operates in three Divisions: Polymer Specialties, Adhesives & Tooling and Optronics.

        This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the Information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although management at Vantico Group S.A. believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations.

Contacts:
Helmut Strametz Chief Executive Officer Tel: +44 20 8814 7961	Justin Court Chief Financial Officer Tel: +44 20 8814 7940

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantico Group S.A.
/s/ Justin Court
December 20, 2002	Justin Court Chief Financial Officer